                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                       (Amendment No.      1       )*
                                      -------------

                       SANTA FE ENERGY RESOURCES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                   COMMON STOCK, $.01 PAR VALUE PER SHARE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 802012 10 4
                  --------------------------------------------
                                (CUSIP Number)


                 Charles Evans Gerber, Neal Gerber & Eisenberg
              Two North LaSalle Street, Chicago, Illinois 60602
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                             February 18, 1994
                    ----------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 4 Pages

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- --------------------------                             -------------------------
  CUSIP NO. 802012 10 4                  13D               Page 2 of 4 Pages
- --------------------------                             -------------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              HC ASSOCIATES
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *


                                                                      (a) / /


                                                                      (b) / /
- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS *

              WC (derived from partnership capital contributions)
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                 / /
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- --------------------------------------------------------------------------------
     NUMBER
                  7    SOLE VOTING POWER
   OF SHARES
                               10,211,078
  BENEFICIALLY    --------------------------------------------------------------
                  8    SHARED VOTING POWER
    OWNED BY
                               --
      EACH        --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
   REPORTING
                               10,211,078
     PERSON       --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
      WITH
                               --
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,211,078
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

              11.4% (based on the number of shares of Common Stock outstanding as of March 7, 1994)
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

              PN
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 802012 10 4             SCHEDULE 13D                       PAGE 3 OF 4
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                ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN
                --------------------------------------------
            Capitalized terms not otherwise defined herein are deemed to have the same meanings as ascribed thereto in the initial Schedule 13D.

Item 4.     PURPOSE OF TRANSACTION.

            On February 18, 1994, David M. Schulte was elected to the Board of Directors of Santa Fe. As previously reported, Mr. Schulte is the sole director, President, Secretary and Treasurer of CZ, Inc., one of the general partners of a partnership which indirectly shares control of the Partnership.

            The Partnership previously reported its intent to seek representation on the Board of Directors of Santa Fe and to acquire at least 15% of the outstanding Common Stock of Santa Fe. The Partnership is still considering such an acquisition which may be made either by the Partnership or either or both of its partners on their own behalf. Neither the Partnership nor either of its partners has any present plans or proposals which relate to or would result in any of the other actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D. However, depending on market conditions, the business and prospects of Santa Fe and other relevant factors, the Partnership (or in the case of (i) below either or both of its partners) may (i) purchase shares of Common Stock in addition to those referred to above on such terms and at such times as it considers desirable, (ii) continue to hold the shares of Common Stock which it beneficially owns, (iii) dispose of all or a portion of such shares or (iv) implement plans or proposals which relate to or would result in any of the other actions referred to in clauses
      (a) through (j) of Item 4 of Schedule 13D.

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CUSIP NO. 802012 10 4             SCHEDULE 13D                       PAGE 4 OF 4
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                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 14, 1994


                              HC ASSOCIATES, a general partnership

                              By:  GKH INVESTMENTS, L.P., a partner

                                    By:   HGM ASSOCIATES LIMITED PARTNERSHIP,
                                          a general partner

                                          By:   HGM CORPORATION, the general
                                                partner


                                                By:   /s/ Harold S. Handelsman
                                                      __________________________
                                                      Harold S. Handelsman,
                                                      Vice President and
                                                      Secretary


                              By:  ZELL/CHILMARK FUND, L.P.

                                    By:   ZC LIMITED PARTNERSHIP, a general
                                          partner

                                          By:   ZC PARTNERSHIP, general
                                                partner

                                                By:   ZC, INC., a partner


                                                     By:  /s/ Sheli Z. Rosenberg
                                                          _____________________
                                                           Sheli Z. Rosenberg,
                                                            Vice President and
                                                            Secretary